Exhibit 2.2

CERTIFICATE OF AMENDMENT	State of Delaware Secretary of State Division of Corporations Delivered 09:29 AM 06/21/2022 FILED 09:29 AM 06/21/2022 SR 20222774467 - FileNumber 6800809

OF

CERTIFICATE OF .INCORPORATION OF

ZERGRATRAN SA, INC.

State of Delaware Secretary of State Division of Corporations

Delivered 09:29 AM 06/21/2022 FILED 09:29 AM 06/21/2022

SR 20222774467 - FileNumber 6800809

Zergratran SA, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), hereby certifies as follows:

1. That on June 2022, the Board of Directors of the Company, by unanimous written consent in lieu of a meeting, duly adopted resolutions to amend the Company’s Certificate oflncorporation to increase its authorized shares of Common Stock.

2. That the stockholders of the Company by written consent in lieu of a meeting have approved said amendment in accordance with the Company’s Certificate of Incorporation and the provisions of Section 228 of the General Corporation Law of the State of Delaware.

3. Therefore, the Company’s Certificate of Incorporation is hereby amended by deleting the existing ARTICLE IV. and substituting in its place the following:

A.	The aggregate number of shares which the Corporation shall have authority to issue is One Hundred Million (100,000,000) shares of capital stock, all of which shall be designated “Common Stock” and have a par value of $0.0001 per share.

4. That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer thisJ..Oth day of June, 2022.

ZERGRATRAN SA INC.
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By:	/s/ Byron Bennett
Name:	Byron Bennett
Title:	President

[Signatlife Page to Certificate ofAmendmertt-Zergratran SA,.Jrtc.]